A special meeting of shareholders of Undiscovered Managers Multi-Strategy Fund, the sole series of UM Investment Trust, was held on May 2, 2007.  A new investment subadvisory agreement between J.P. Morgan Investment Management Inc. and Cadogan Management LLC was approved by the following vote:

FOR: 5,020,994.826
AGAINST: 31,636.028
ABSTAIN: 52,854.837